No Act
PE 1/18/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006031

March 10, 2011

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-11

Re: Lowe's Companies, Inc.
Incoming letter dated January 18, 2011

Dear Mr. DeLaney:

This is in response to your letter dated January 18, 2011 concerning the shareholder proposal submitted to Lowe's by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Lowe's Companies, Inc.
Incoming letter dated January 18, 2011

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Lowe's to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lowe's relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 18, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Shareholder Ability to Act by Written Consent

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting. The Proposal was submitted to the Company by John Chevedden (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate North Carolina law.
2. Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

A copy of the complete Proposal, including the supporting statement, is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(2) permits an issuer to exclude a shareholder proposal if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject.. The Proposal is excludable under Rule 14a-8(i)(2) because it would permit shareholder action to be taken by the written consent of shareholders having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shareholders entitled to vote were present and voted; however, North Carolina law expressly prohibits action by less than unanimous written consent of shareholders of a North Carolina public corporation.

Rule 14a-8(i)(6) permits an issuer to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. As discussed below, the Commission's staff has consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(6) if the proposal would require a company to violate state law. The Proposal is excludable under Rule 14a-8(i)(6) because the Proposal seeks action contrary to North Carolina law, namely, shareholder action in a public company by less than unanimous written consent, and, thus, the Company does not have the power or authority to implement the Proposal.

The Proposal may be excluded under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate North Carolina law.

Rule 14a-8(i)(2) permits a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of North Carolina. For the reasons set forth below and as supported by the legal opinion regarding North Carolina law, attached hereto as Exhibit B (the "North Carolina Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because taking steps to implement the Proposal would cause the Company to violate the North Carolina Business Corporation Act (the "NCBCA").

Section 55-7-04 of the NCBCA governs the ability of shareholders to take action by written consent in lieu of a meeting. That section provides, in relevant part, as follows:

> (a) Action required or permitted by this Chapter to be taken at a shareholders' meeting may be taken without a meeting and without prior notice except as required by subsection (d) of this section, if the action is taken by all the shareholders entitled to vote on the action or, subject to subsection (a1) of this section, if so provided in the articles of incorporation of a corporation ***that is not a public corporation*** at the time the action is taken, by shareholders having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shareholders entitled to vote were present and voted.

(emphasis added).

Thus, Section 55-7-04(a) of the NCBCA permits shareholders to take action without a meeting (i) by unanimous written consent of all shareholders entitled to vote on the matter and (ii) by written consent of less than all shareholders entitled to vote in some cases for a corporation that is not a public corporation. In other words, if the shareholders of a North Carolina public corporation, such as the Company, intend to act by written consent, they must in all cases do so unanimously – action by less than unanimous written consent is not available to the shareholders of a North Carolina public corporation under any circumstances.

The term "public corporation" is defined in Section 55-1-40(18a) of the NCBCA as "any corporation that has a class of shares registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's shares of common stock are registered under Section 12(b) of the Exchange Act, and the Company is, therefore, a public corporation pursuant to the NCBCA.

The Proposal requests that the Company's board of directors take the necessary steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." As discussed above and in the North Carolina Law Opinion, taking steps to implement the Proposal would cause the Company to violate North Carolina law because action by less than unanimous written consent of the shareholders is not allowed by the NCBCA in a North Carolina public corporation.

On a number of occasions, the Commission's staff has concurred in the exclusion under Rule 14a-8(i)(2) of similar proposals seeking implementation of shareholder action by written consent in a manner that violates state law. For example, in *AT&T Inc.* (February 12, 2010), the Commission's staff concurred that a shareholder proposal requesting that AT&T's board of directors take the necessary steps "to permit shareholders to act by the written consent of a majority of the shares outstanding" could be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(2) because implementation of the proposal would cause AT&T to violate Delaware law. *See also Merck & Co., Inc.* (January 29, 2010); *Bank of America Corporation* (January 13, 2010); *Fortune Brands, Inc.* (January 6, 2010); *Pfizer Inc.* (December 21, 2009); and *Kimberly-Clark Corporation* (December 18, 2009) (in each case, permitting the exclusion under Rule 14a-8(i)(2) of a shareholder proposal requesting the company's board of directors take the necessary actions to permit shareholders to act by the written consent of a majority of the shares outstanding, on the grounds that implementation of the proposal would cause the company to violate state law). Likewise, the Proposal involves a request for the Company's board of directors to take the necessary steps to permit shareholder action by written consent in lieu of a meeting. In this instance, the Proponent would have the Company's board take the necessary steps to permit action by written consent of shareholders having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shareholders entitled to vote were present and voted when the NCBCA expressly prohibits action by less than unanimous written consent of shareholders of a North Carolina public corporation under any circumstances. Thus, consistent with the above-cited precedents, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate North Carolina law.

The Company is aware that the Commission's staff in *Sprint Nextel Corporation* (March 4, 2010) denied Sprint Nextel's no-action request to exclude a similar shareholder proposal under Rule 14a-8(i)(2) as violating state law when the proposal included language providing that implementation shall occur only "to the extent permitted by law." Specifically, the proposal in *Sprint Nextel* called on the company's board of directors to take the necessary steps "to permit shareholders to act by the written consent of a majority of [the] shares outstanding *to the extent permitted by law*" (emphasis added). In denying Sprint Nextel's no-action request, the Commission's staff noted that implementation of the proposal would not cause Sprint Nextel to violate Kansas law, the jurisdiction of the company's incorporation, in the context of an election of directors when all directorships are vacant. Accordingly, the Commission's staff concluded that Sprint Nextel may implement the proposal without violating state law because the proposal included the qualifying language, "to the extent permitted by law."

The Company believes that the position taken by the Commission's staff in *Sprint Nextel* is clearly distinguishable from the Proposal. As discussed above, the Commission's staff denied Sprint Nextel's no-action request because the proposal included the qualifying language, "to the fullest extent permitted by law" and there was a context (i.e., an election of directors when all directorships are vacant) in which implementation of the proposal would not cause the company to violate state law. In this case, however, the Company believes that the inclusion in the Proposal of the same qualifying language does not change the conclusion that the Proposal is excludable under Rule 14a-8(i)(2) as violating North Carolina law because, as discussed above and in the North Carolina Law Opinion, the NCBCA contains a blanket prohibition against action by less than unanimous written consent of shareholders of a North Carolina public corporation. Thus, here, unlike *Sprint Nextel*, the qualifying language, "to the fullest extent permitted by law," has no application because there is no context in which implementation of the Proposal would not cause the Company to violate North Carolina law.

The Company is also aware that the Commission's staff has not concurred in the exclusion under Rule 14a-8(i)(2) of proposals asking a company's board of directors to take the steps necessary to amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provide that such bylaw and/or charter text shall not have any exception or exclusion conditions (*to the fullest extent permitted by state law*) that apply only to shareowners but not to management and/or the board. *See, e.g., Exxon Mobil Corporation* (March 11, 2009) and *Safeway, Inc.* (March 5, 2009). The Company does not believe that these decisions should change the Commission's staff's conclusion that the Proposal is excludable number Rule 14a-8(i)(2). Specifically, in both *Exxon Mobil* and *Safeway*, the company's board of directors could under the laws of their states of incorporation implement the proposal (i.e., take steps to amend the bylaws and other governing documents to give holders of 10% of the corporation's outstanding common stock (or the lowest percentage allowed by law above 10%) the unqualified and unconditional power to call special shareowner meetings) without violating the laws of their state of incorporation. In this instance, however, the Company's board of directors could not under the laws of North Carolina take any steps to permit written consent by less than all of the Company's shareholders entitled to vote under any circumstances whatsoever because the NCBCA expressly prohibits the shareholders of a public corporation from taking action by written consent of less than all of the shareholders entitled to vote under any circumstances.

For the reasons discussed above and as supported by the North Carolina Law Opinion, the Company believes the Proposal is properly excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate North Carolina law.

The Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement it.

Rule 14a-8(i)(6) permits a company to exclude a proposal "if the company would lack the power or authority to implement the proposal." The foregoing discussion is incorporated herein. As noted above, the Proposal cannot be implemented without violating North Carolina law and, accordingly, the Company lacks the power and authority to implement the Proposal.

The Commission's staff has consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(6) if implementing a proposal would require a company to violate state law. *See, e.g., Schering-Plough Corporation* (March 27, 2008) (permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a shareholder proposal requesting the company's board of directors unilaterally amend the certificate of incorporation to implement cumulative voting, on the grounds that such action would violate New Jersey law); *Bank of America Corporation* (February 26, 2008) (permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a shareholder proposal requesting the company's board of directors unilaterally disclose confidential information in breach of its contractual obligation to maintain confidentiality under the agreement, on the grounds that such action would violate North Carolina law); *AT&T Inc.* (February 19, 2008) (permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a shareholder proposal requesting the company to remove restrictions on shareholders' ability to act by written consent, on the grounds that such action would violate Delaware law); *Xerox Corporation* (February 23, 2004) (permitting the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a shareholder proposal requesting the company's board of directors amend the certificate of incorporation without subsequent shareholder approval to reinstate the rights of the shareholders to take action by written consent and to call special meetings, on the grounds that such action would violate New York law); and *Burlington Resources Inc.* (February 7, 2003) (same, on the grounds that such action would violate Delaware law).

Based on the foregoing, the Company lacks the power and authority to implement the Proposal, and, thus, the Proposal may be excluded under Rule 14a-8(i)(6).

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would violate North Carolina law, and pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above. Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

Enclosures

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert A. Niblock
Chairman
Lowe's Companies, Inc. (LOW)
1000 Lowe's Blvd
Mooresville, NC 28117
Phone: 704 758-1000
Fax: 336 658-4766

Dear Mr. Niblock,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 7, 2010
Date

cc: Gaither Keener <gaither.m.keener@lowes.com>
Corporate Secretary
PH: 704-758-2250
FX: 704-757-0598

[LOW: Rule 14a-8 Proposal, December 9, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company only "C" (downgraded) with "High Concern" in Executive Pay – $11 million for CEO Robert Niblock. Mr. Niblock could potentially gain $41 million for a change in control. The Corporate Library said not all our executive equity awards included performance-vesting features.

Robert Johnson was marked as a "Flagged (Problem) Director" by The Corporate Library due to his US Airways directorship before its bankruptcy. Plus he owned zero stock, in spite of $190,000 annual pay from Lowe's, and was nonetheless allowed on our Executive Pay and Nomination Committees. Robert Ingram also owned zero stock after 9-years on our board (no skin in the game), served on 5 boards (over-commitment concern) and was nonetheless allowed on our Executive Pay and Nomination Committees.

Plus the trend in new directors was potentially disturbing with a new director, Ralph Alvarez, arriving with experience from the D-rated Eli Lilly board. Peter Browning, on our Audit Committee, attracted our highest negative votes. Our Lead Director, Temple Sloan, was the next highest in negative votes.

Our Nomination Committee was arguably not a committee because almost all our directors were on the committee. The number of full board meeting increased from the previous practice of only four meetings annually. We had no proxy access, no cumulative voting and no independent board chairman.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


Fidelity

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

December 9, 2010

John R. Chevedden
Via facsimile to:*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares of Home Depot, Inc. (CUSIP: 437076102). 300.000 shares of Lowe's Companies Inc. (CUSIP: 548661107), 500.000 shares of Southwest Airlines Co. (CUSIP: 844741108) and 100.000 shares of Northrop Grumman Corp. (CUSIP: 666807102) since July 1, 2009. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W034416-08DEC10

Exhibit B

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 18, 2011

Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Re: Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as counsel to Lowe's Companies, Inc., a North Carolina corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2011 annual meeting of shareholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the North Carolina Business Corporation Act (the "NCBCA").

For the purposes of rendering our opinion as expressed herein, we have examined the Proposal and the supporting statement thereto.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate North Carolina law. For the reasons set forth below, it is our opinion that implementation of the Proposal by the Company would violate the NCBCA.

Section 55-7-04 of the NCBCA governs the ability of shareholders to take action by written consent in lieu of a meeting. That section provides, in relevant part, as follows:

> (a) Action required or permitted by this Chapter to be taken at a shareholders' meeting may be taken without a meeting and without prior notice except as required by subsection (d) of this section, if the action is taken by all the shareholders entitled to vote on the action or, subject to subsection (a1) of this section, if so provided in the articles of incorporation of a corporation ***that is not a public corporation*** at the time the action is taken, by shareholders having not less than the minimum number of votes that would be

> necessary to take the action at a meeting at which all shareholders entitled to vote were present and voted.[1]

Thus, Section 55-7-04(a) of the NCBCA permits shareholders to take action without a meeting (i) by unanimous written consent of all shareholders entitled to vote on the matter and (ii) by written consent of shareholders having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shareholders entitled to vote were present and voted in some cases[2] for a corporation that is not a public corporation. Accordingly, action by less than unanimous written consent of shareholders is not permitted by the NCBCA to shareholders of a North Carolina public corporation.

The term "public corporation" is defined in Section 55-1-40(18a) of the NCBCA as "any corporation that has a class of shares registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's shares of common stock are registered under Section 12(b) of the Exchange Act, and the Company is, therefore, a public corporation pursuant to the NCBCA.

The Proposal requests that the Company's board of directors take the necessary steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." Taking steps to implement the Proposal would cause the Company to violate North Carolina law because action by less than unanimous written consent of the shareholders is not allowed by the NCBCA in a North Carolina public corporation.

Conclusion

Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that the Proposal, if implemented, would violate North Carolina law.

The opinion expressed herein is limited to the laws of the State of North Carolina, as currently in effect, and no opinion is expressed with respect to such laws as subsequently amended, or any other laws, or any effect that such amended or other laws may have on the opinions expressed herein. The opinion expressed herein is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein. The opinion expressed herein is given as of the date hereof, and we undertake no obligation to advise you of any changes in applicable laws after the date hereof or of

---

[1] G.S. 55-7-04(a) (emphasis added).

[2] Action by less than unanimous written consent is not available unless the corporation has explicitly opted in by providing for it in its articles of incorporation. *Id.* Additionally, action by less than unanimous consent is not available (i) to elect directors in lieu of an annual meeting, (ii) to elect directors if cumulative voting is authorized, (iii) to remove a director if cumulative voting is authorized, unless the entire board is to be removed, and (iv) to deny or limit cumulative voting or decrease the number of directors by amendment to the articles of incorporation or bylaws if cumulative voting is mandatory. G.S. 55-7-04(a)(1). Finally, if action is taken without a meeting by the written consent of fewer than all shareholders entitled to vote on the action, the corporation must give written notice of the action, within ten days after it is taken, to all shareholders who have not consented to the action and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting with the same record date as the action taken by consent, which notice must describe the action and indicate that it has been taken without a meeting. G.S. 55-7-04(e).

any facts that might change the opinion expressed herein that we may become aware of after the date hereof or for any other reason.

The opinion expressed herein is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be used or relied upon by you for any other purpose, nor may it be referred to in your financial statements, your public releases or filed with any government agency, nor may it be provided to or relied upon by any other person for any purpose whatsoever without our prior written consent in each instance.

Very truly yours,

Moore & Van Allen PLLC